SCHEDULE 13G Amendment Number 5
Tosco Corporation
Common Stock $0.75 par value


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  9,916,900
Item 7:  -0-
Item 8:  9,916,900
Item 9:  9,916,900
Item 11: 6.3%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,998,800
Item 7:  -0-
Item 8:  5,998,800
Item 9:  5,998,800
Item 11: 3.8%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  16,039,700
Item 7:  -0-
Item 8:  16,039,700
Item 9:  16,039,700
Item 11: 10.3%
Item 12: IN


Item 1(a) Tosco Corporation

Item 1(b) 72 Cummings
Point Road, Stamford, Ct. 06902

Item 2(a) This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of TMLLC
and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park Avenue,
New York, NY  10178

Item 2(c) Incorporated by reference
to item (4) of the cover page
pertaining to each reporting
person.

Item 2(d) Common Stock $0.75 par
value.

Item 2(e) 891-490-30-2

Item 3  TMLLC and TPLLC are
investment advisers registered under
Section 203 of the Investment
Advisers Act of 1940.

Item 4  Ownership as of April 30,
1998 is incorporated by reference to
items (5) - (9) and (11) of the
cover page pertaining to each
reporting person.

Item 5  Not applicable

Item 6  Other persons are known to
have the right to receive dividends
from, or proceeds from the sale of,
such securities. The interest of one
such person, The Jaguar Fund N.V., a
Netherlands Antilles corporation, is
more than 5%.

Item 7  Not applicable

Item 8  Not applicable

Item 9  Not applicable

Item 10.  By signing below, I
certify that, to the best of my
knowledge and belief, the securities
referred to above were acquired in
the ordinary course of business and
were not acquired for the purpose of
and do not have the effect of
changing or influencing the control
of the issuer of such securities and
were not acquired in connection with
or as a participant in any
transaction having such purpose or
effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.

May 11, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95 On file with Schedule 13G
for Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment Number 5 to Schedule 13G
dated May 11, 1998 relating to
shares of common stock of Tosco
Corporation shall be filed on behalf
of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman

Under Power of Attorney dated
1/27/95 On File with Schedule 13G
for Kohl's Corp. 2/7/95